KEYCORP

127 Public Square

Cleveland, Ohio 44114-1306

May 29, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KeyCorp Registration Statement on Form S-4 (File No. 333-159490)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-159490) filed by KeyCorp (the “Registrant”) on May 27, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (216) 689-4110.

Sincerely,

KEYCORP

By:	/s/ Daniel R. Stolzer
Daniel R. Stolzer
Vice President, Deputy General Counsel
and Assistant Secretary